HUNTON ANDREWS KURTH LLP 200 PARK AVENUE NEW YORK, NY 10166-0005 TEL 212 • 309 • 1000 FAX 212 • 309 • 1100

February 14, 2022

Via Edgar and Electronic Mail

Mr. Arthur Sandel

Mr. Benjamin Meeks

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	DTE Electric Company

DTE Electric Securitization Funding I LLC

Registration Statement on Form SF-1

Filed December 13, 2021

File Nos. 333-261612 and 333-261612-01

Dear Mr. Sandel and Mr. Meeks:

On behalf of DTE Electric Company (“DTE”) and DTE Electric Securitization Funding I LLC (the “Issuing Entity”, and, together with DTE, the “Registrants”), we submit via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”), which is being filed simultaneously with this response. Amendment No. 1 reflects the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated January 5, 2022 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on December 13, 2021.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment.

Registration Statement on Form SF-1

General

1.

We note your disclosure on page 11 and elsewhere regarding the conditions of issuance of additional securitization bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements.

Mr. Benjamin Meeks and Mr. Arthur Sandel

Securities and Exchange Commission

February 14, 2022

The Registrants confirm that additional issuances of the securities issued by the Issuing Entity will be registered on separate registration statements.

Form of Prospectus

Security for the Bonds

Pledge of Collateral, page 93

2.

We note that, in addition to the securitization property, property in the collection account and all of its subaccounts will also secure the bonds, including “cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

3.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registrants have filed some of the remaining exhibits as exhibits to Amendment No. 1 and will file the remaining exhibits as exhibits to Amendment No. 2, except for the Underwriting Agreement, which will be filed as an exhibit to a Current Report on Form 8-K pursuant to Item 601(b)(1) of Regulation S-K.

*        *        *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr., Esq.
Michael F. Fitzpatrick, Jr., Esq.

cc:	Gerardo Norcia, DTE Electric Company

David S. Ruud, DTE Electric Securitization Funding I LLC

Adam O’Brian, Esq., Hunton Andrews Kurth LLP